CHINA RENEWABLE ENERGY HOLDINGS, INC.
                     Suite 802, Beautiful Group Tower
                  74-77 Connaught Road Central, Hong Kong


October 10, 2008

                               "CORRESP"

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:        Ramin M. Olson, Attorney-Advisor
                  John Fieldsend, Attorney-Advisor
                  H. Christopher Owings, Assistant Director
                  Anthony Watson, Staff Accountant
                  Robyn Manuel, Senior Staff Accountant

         Re:      China Renewable Energy Holdings, Inc.
                  Registration Statement on Form S-1
                  Filed April 30, 2008
                  File No. 333-150544

Ladies and Gentlemen:

         The undersigned registrant hereby requests acceleration of the effective date of the above-captioned Registration
Statement to Wednesday, October 15, 2008 at 4:00 P.M., Eastern time, or as soon thereafter as is practicable.

     The undersigned registrant acknowledges that:

     *    Should the Securities and Exchange Commission (the
          "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The undersigned also acknowledges to the Staff its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended.

                                            Yours very truly,

                                            CHINA RENEWABLE ENERGY
                                            HOLDINGS, INC.


                                            /s/ Allen Huie
                                            Allen Huie
                                            Chief Executive Officer